Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-105017

PROSPECTUS SUPPLEMENT NO. 1 DATED DECEMBER 15, 2005

TO DISTRIBUTION REINVESTMENT PLAN PROSPECTUS
DATED NOVEMBER 29, 2005

      In accordance with Section 7.8 of the Operating Agreement of Vestin Fund III, LLC (the “Fund”), the Fund’s manager has completed its annual review of the value of the Fund’s assets. Based on that review, as a result of an increase in the value of the assets owned by the Fund, the value of members’ capital accounts was adjusted from $10.30 per unit to $10.50 per unit, effective December 15, 2005. Accordingly, all units purchased under the Fund’s distribution reinvestment plan from and after December 15, 2005 will be at a price of $10.50 per unit.

      The revaluation of members’ capital accounts to $10.50 per unit through the annual valuation of assets was determined in accordance with the Fund’s Operating Agreement on a fair value basis and differs from the book value of units determined in accordance with generally accepted accounting principles, or GAAP, as reflected on the Statement of Members’ Equity included in the Fund’s unaudited financial statements as of, and for the quarter ended, September 30, 2005. The book value of a single unit as determined in accordance with GAAP is approximately $10.01. A discussion of the annual valuation process may be found under the heading “Summary of Operating Agreement, Rights of Members and Description of Units — Capital Accounts” on page 83 of the prospectus.

      The information in this prospectus supplement modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this prospectus supplement. This prospectus supplement should be read in conjunction with the prospectus for the distribution reinvestment plan, which is required to be delivered with this prospectus supplement.

Investing in our units involves a high degree of risk.

See “Risk Factors” beginning on page 11 of the prospectus.

Neither the Securities and Exchange Commission nor any state Securities Commission has approved or disapproved the units or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 15, 2005.